
03050995

UNITED REEF LIMITED
15 Toronto Street, Suite 600, Toronto, Ontario M5C 2E3
Tel: 416-368-3332 · Fax: 416-368-8957 · e-mail: unitedreef@aol.com

82-4331

March 27, 2003


SEC MAIL PROCESSING
RECEIVED
APR 03 2003
WASH. D.C. 187 SECTION

SUPPL

The United States Securities
And Exchange Commission
Office of Document Control
450 Fifth Street N.W., Room 1004
Washington, DC 20549

Dear Sir/Madam:

Enclosed for your records are copies of the report to shareholders, audited financial statements for the year ended November 30, 2002 and the proxy material for this year's annual meeting of shareholders which was held on January 17, 2003.

Also enclosed in our quarterly report for the period ended February 28, 2003.

Yours truly,

UNITED REEF LIMITED

Marilyn Turner
Corporate Secretary

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

MET/nb

Encl:

dlw 5/30

UNITED REEF LIMITED
FILE NO. 82-4331

UNITED REEF LIMITED



SEC MAIL PROCESSING
RECEIVED
APR 03 2003
WASH. D.C.
187

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

REPORT TO SHAREHOLDERS

Dear Shareholders:

On March 6th the Company closed the first tranche of its units offering with subscriptions for 3,260,250 units. The offering consists of up to 8,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of eighteen months from the date of closing. The Company is continuing to receive subscriptions to the offering and anticipates further closings.

During the quarter ended February 28, 2003 we negotiated further settlements of historic debt resulting in gains of approximately $18,000 and repaid the loan advanced by a director of the Company in November, 2002. Completion of these matters has moved us closer to our plan to reactivate the Company in the mineral exploration sector.

Substantial exploration activity continues in the Sudbury Mining camp, which has continued to attract interest in the Company's Nickel Offsets property located in Foy Township. Our compilation of data related to the past producing nickel-copper property continued during the quarter and preparations for an initial exploration program were advanced including negotiation of a diamond drilling contract. Work on the property will commence as soon as adequate subscriptions to our private placement offering have been closed to finance the program. The initial exploration program has a budget of $240,000.

On behalf of the Board of Directors we thank the shareholders for their continuing support of the Company.



Michael D. Coulter
President

March 25, 2003

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	February 28 2003 (unaudited)	November 30 2002 (audited)
ASSETS		
Current		
Cash	$ 24,251	$ 22,048
Prepaid expenses and sundry receivables	10,511	6,177
	34,762	28,225
Investment in AXMIN Inc.	70,759	98,123
Investment in exploration properties	41,902	27,175
	$ 147,423	$ 153,523
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 46,129	$ 36,350
Loan payable to a related party	-	25,040
Due to a related party	19,593	16,359
	65,722	77,749
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorized: Unlimited common shares without par value		
Issued: 39,262,203 (2002 - 39,262,203)	17,127,558	17,127,558
Shares to be issued	326,025	326,025
Deficit	(17,371,882)	(17,377,809)
	81,701	75,774
	$ 147,423	$ 153,523

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28,	2003	2002
Revenue	$ -	$ -
Expenses		
Administration	$ 19,769	$ 20,799
Insurance	3,425	4,709
Shareholder information and filing fees	16,006	-
Transfer Agent	5,312	-
Legal	16,091	-
Advertising	2,621	-
Loss before the following	(63,224)	(25,508)
Write off of exploration and research expenditures	(7,570)	-
Gain on sale of marketable securities	58,379	-
Gain on settlement of debt	18,342	-
Net income (loss) for the period	5,927	(25,508)
DEFICIT, beginning of the period	(17,377,809)	(17,354,680)
DEFICIT, end of the period	$ (17,371,882)	$ (17,380,188)
Income (loss) per share for the period	$ 0.00	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28,	2003	2002
Operating activities		
Net income (loss) for the period	$ 5,927	$ (25,508)
Write off exploration and research expenditures	7,570	-
Gain on sale of marketable securities	(58,379)	-
Gain on settlement of debt	(18,342)	-
	(63,224)	(25,508)
Non-cash items:		
Prepaid and sundry receivables	(4,334)	1,417
Accounts payable and accrued liabilities	28,121	(154)
	(39,437)	(24,245)
Investing activities		
Proceeds on sale of marketable securities	85,743	8,379
Expenditures (recoveries) on resource properties	(22,297)	500
	63,446	8,879
Financing activities		
Decrease in loan payable to a related party	(25,040)	-
Increase (decrease) in amounts due to a related party	3,234	(2,790)
	(21,806)	(2,790)
Change in cash	2,202	(18,156)
CASH, beginning of period	22,048	44,749
CASH, end of period	$ 24,250	$ 26,593

See accompanying notes to the financial statements.

Notes to the Financial Statements

For the three month periods ended February 28, 2003 and 2002 (unaudited)

1. *Nature of Operations*
   United Reef Limited (the "Company") is a mineral exploration company, which has been inactive in recent years. Management is currently taking steps to reactivate the Company. (See Notes 2 and 4).

2. *Accounting Policies*
   These interim financial statements should be read in conjunction with the Company's year-end audited financial statements. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals and follow the same accounting principals and methods of application as disclosed in Note 2 of the Company's audited financial statements for the year ended November 30, 2002.

3. *Comparative Figures*
   Certain of the comparative figures have been reclassified to conform with the current year's presentation.

4. *Capital Stock*
   Effective March 6, 2003 the Company closed the first tranche of subscriptions for 3,260,250 Units in the offering (the "Offering") previously announced on December 19, 2002. These subscriptions were reported as shares to be issued at February 28, 2003. The Offering consists of up to 8,000,000 units (the "Units") of the Company at a price of $0.10 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of eighteen months from the date of closing.

   The Units closed on March 6, 2003 include subscriptions from four arm's-length creditors who have accepted 1,835,250 Units in settlement of $183,525 of debt owed to them by the Company. As well, the Company closed subscriptions with three parties related to the Company. These include 750,000 Units issued to a non arm's-length creditor of the Company in settlement of $75,000 of debt owed to it by the Company and aggregate subscriptions for 675,000 Units from two directors of the Company for cash consideration of $67,500.

   The Offering is being made in conjunction with the Company's reactivation plan as a mineral exploration company. The Company is continuing to receive subscriptions to the Offering and anticipates further closings.

   As of March 7, 2003, the only securities of the Company outstanding, that may be converted, exercised or exchanged for voting or equity securities of the Company, are the 1,630,124 warrants issued pursuant to the above transaction which are each exercisable into one common share of the Company at $0.20 per share until September 6, 2004.

UNITED REEF LIMITED
15 Toronto Street, Suite 600, Toronto, Ontario M5C 2E3
Tel: 416-368-3332 · Fax: 416-368-8957

REPORT TO SHAREHOLDERS

Dear Shareholders:

We are pleased to report that the Company has made significant progress towards our objective of reactivating the Company since our last report to you in late October. Prior to the Company's year-end on November 30th, we successfully negotiated the settlement of a substantial portion of the Company's debt as is reflected in the audited financial statements enclosed with this mailing. Several of the creditors have agreed to subscribe for securities of the Company in settlement of their debt. Specific details relating to these debt settlement matters are explained more fully in the notes to the year-end financial statements.

The Directors have authorized the Company to make an offering of units (the "Offering") by way of private placement to investors and certain creditors of the Company. The Offering will consist of up to 8 million units (the "Units") of the Company at a price of $0.10 per Unit. Each Unit will consist of one common share and one half of one common share purchase warrant (the "Warrants"). Each whole Warrant will entitle the holder to purchase one additional common share at a price of $0.20 for a period of 18 months from the date of closing the sale of the Units. The Offering will be closed in tranches.

The Company intends to use the proceeds of the Offering to fund an initial exploration program on the Company's Nickel Offsets property in Foy Township, Sudbury Mining Division, Ontario with a budget of $250,000 and to settle the remaining debts of the Company of approximately $80,000 as reflected in the year-end financial statements. The balance of funds raised will be used for general working capital purposes.

With the recent rise in the price of gold and interest in gold exploration companies we remain optimistic that our holdings in AXMIN Inc. will continue to appreciate in value. AXMIN has an excellent portfolio of gold exploration projects in Africa and we continue to hold a 2% net smelter royalty on their Central African Republic gold project.

At the time of this report we have begun to receive subscriptions to the Company's Offering and are working towards completion of this financing early in the new year. Upon completion of the financing we will initiate the recommended program of exploration on our Nickel Offsets property. We look forward to reporting further to you on these matters.

Nickel Offsets Property

The Company holds 100% interest in the Nickel Offsets property (see Figure 1) located in the Sudbury Mining camp which, historically, has produced in excess of 16 billion pounds of Nickel (Ni), 15 billion pounds of copper (Cu), 85 M oz of silver (Ag), 17 M oz platinum (Pt), and 3 M oz gold (Au). The property is comprised of 12 contiguous patented mining claims (358.5 acres)

located within central eastern Foy Township, Ontario, approximately 40 km north-northwest of the city of Sudbury. The property includes the Nickel Offsets Mine, which produced over 200,000 tons of nickel-copper ore from 1943 to 1957.

The Nickel Offsets property straddles a 2.25 km strike length of the Foy Offset, the largest known radial offset dike emanating from the Sudbury Igneous Complex. The dike consists of quartz-diorite and quartz-diorite breccia with known nickel-copper mineralization. Recent interest in platinum group element (PGE) mineralization is refocusing exploration activity towards offset dikes. Inco recently announced new high-grade nickel-copper-PGE discoveries at its Copper Cliff North and Totten mines, offset deposits respectively located along the Copper Cliff and Worthington Offsets. FNX Mining and Dynatec have discovered the Powerline Deposit also along the Worthington Offset. Like the Copper Cliff and Worthington Offsets, the Foy Offset has recently yielded several new nickel-copper-PGE discoveries. Aurora Platinum Corporation ("Aurora") continues to explore a 7 km strike-length of the Foy Offset dike on claims contiguous to the eastern boundary of the Nickel Offsets property. Some of these claims were previously owned by the Company, and we continue to hold a 1% net smelter royalty on them. To date, Aurora has identified three new zones of high-grade copper-nickel-PGE mineralization on their claims. It appears that one of these discoveries is located just east of the Nickel Offsets property boundary, 1 km from the No. 2 shaft. Aurora has recently begun an exploration program of geological mapping, geophysics and plans drilling of this zone in the summer of 2003.

An internal review of past mining and exploration activities on the Nickel Offsets property undertaken during the second quarter has revealed that the work was, essentially, restricted to a relatively small area. The No. 1 Shaft area and western parts of the property still remain relatively under-explored and the possibility remains for the existence of additional massive sulphide lenses to be discovered. As well, despite the substantial underground development work carried out at the Nickel Offsets Mine including two shafts, No. 1 and 2, 1,600 ft and 1,100 ft deep respectively, and considerable drifting and raising, the size of the mined stopes are small in proportion. It is therefore possible that significant portions of the known massive sulphide lenses within the mine remain in place.

United Reef retained the services of ACA Howe International ("Howe"), an independent mining and geological consulting firm, who have prepared a Geological Evaluation Report of the Nickel Offsets property. Howe has confirmed that the property is meritorious of additional exploration to assess the potential for PGE's and associated nickel and copper mineralization and has provided recommendations for an exploration program. Their report includes an initial program budgeted in the order of $237,000.

Howe's recommendations for this program include: determining the lateral and down-dip extents of known massive sulphide lenses; investigating the presence of any additional massive sulphide lenses within the property; and evaluating the tenor and continuity of nickel-copper-PGE mineralization (with a focus on PGE) within both the massive sulphide lenses and adjacent country rock. The exploration program, slated for mid-winter, will consist of an initial data compilation and study phase to support approximately 3,000 metres of diamond drilling as well as regional mapping and sampling. The drilling of eight to ten 200 to 500 metre long diamond drill holes in and

between the No. 1 and 2 shaft areas are envisaged. Regional mapping and sampling will help to ascertain the extent of nickel-copper-PGE mineralization in the vicinity of the mine and western periphery of the property.

On behalf of the Board of Directors I would like to thank you for your continuing interest and support of the Company.



Michael D. Coulter
President

December 16, 2002



Granite
Gossan - Open Cut
Sulphides
Foy Offset Dike
(quartz-diorite, quartz-diorite breccia)
Claim Line
S9734 Patented Claim
S31254
S31257
S31607
S11668
S5668
S5638
S9732
S9734
S9723
S9724
S9728
S5867
No. 1 Shaft
No. 2 Shaft
N
0
250 m
Foy Lake
Foy Twp.
Bowell Twp.
Rand Lake
NICKEL OFFSETS PROPERTY
2.25 km of Foy Offset
Aurora Platinum
NEW DISCOVERIES
Cu-Ni-PGM
Foy Offset
Sudbury Igneous Complex
Aurora Platinum
claims subject to 1%
NSR to United Reef
0
1
2 km

United Reef Limited

Figure 1. Location map of the Nickel Offsets Property

File No - 82-4331

UNITED REEF LIMITED
15 Toronto Street
Suite 600
Toronto, Ontario
M5C 2E3

Pursuant to National Instrument 54-102, **UNITED REEF LIMITED** (the "Corporation") is required to maintain a Supplemental Mailing List of shareholders who wish to receive interim financial statements of the Corporation. If you wish to be placed on the Supplemental Mailing List, please complete the information below and return this form to the Corporation at the above noted address.

NAME: ______________________________

ADDRESS: ______________________________

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PROVINCE/STATE: ____________________ POSTAL/ZIP CODE: ______________